Exhibit (c)(iii)(A)

Budget Speech

2013-14

Budget Paper No. 1

Circulated by The Hon. Mike Baird MP, Treasurer,

and Minister for Industrial Relations, New South Wales

New South Wales

2013-14 Budget Speech

Delivered on 18 June 2013 by

The Hon. Mike Baird MP Treasurer, and Minister for Industrial Relations, New South Wales

Madam Speaker

This Budget sets New South Wales apart from governments across the world: it slows expense-growth, accelerates spending on infrastructure, and reduces net debt – an extraordinary trifecta in the light of the challenges we face.

We have spent two years fixing the mess, but with this, our third Budget, we turn securely towards the future.

The Budget consolidates two years of tough decisions, two years of reform, two years of stringent expense-control.

The themes of this Budget are jobs, housing and infrastructure.

It will boost the confidence of small businesses across the State to invest, grow and hire.

It includes measures to boost housing supply where it is most needed.

And it includes details of some of the largest and most visionary infrastructure projects in the history of our State.

In order to boost jobs and growth, and to reinvest in public infrastructure, the Government has reversed the expense-growth juggernaut that was allowed to run out of control under the former government.

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Despite revenues falling below expectations, we have lived within our means, we have invested in services and infrastructure, but we have also reduced net debt: that is the fiscal story of the Budget.

Since I last stood here to deliver a Budget speech, the Government has released its 20-year State Infrastructure Strategy, informed by the work of Infrastructure New South Wales.

The vision laid out by the Government will become a reality, but only because we are prepared to create capacity on the balance sheet by recycling assets.

Last month, over the howls of those opposite, the O’Farrell Government, through the long-term lease of Port Botany and Port Kembla, executed the largest transaction, in net terms, in the history of the State.

This will allow us to simultaneously fund the largest urban road project and the largest rail project in the country.

It turns the action that commuters across Sydney have been demanding into a reality.

The Budget contains a vision to revitalise our global city and re-invent our second-largest city.

It demonstrates how the gains achieved through tough decisions will be delivered to every region of New South Wales.

It builds on the employment growth that has been achieved since the 2011 election.

Despite the challenges, we on this side see a future for New South Wales with the most new jobs in the country, with the fastest growing economy in the country, with the largest infrastructure program in the country.

The 2013-14 Budget secures that future.

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Economic outlook

Madam Speaker

The Budget has been set in the context of a fragile global economic outlook. Growth in the world economy has been revised downwards since the Half-Yearly Review and the Eurozone remains in recession.

China, one of the State’s major trading partners, experienced a modest slowing in early 2013. This means our economy has had to manage the fallout from lower commodity prices and a relatively high value of the Australian dollar.

At a national level, the actions of the Federal Government have further inhibited economic confidence, investment and consumption. As a result, the Federal Budget last month confirmed a further decline in GST revenues.

We don’t have to look far to see the challenges we face. The data around us paints a sombre picture. The weak domestic economy has seen most states register zero or negative economic growth. To the north, Queensland is facing a $5 billion Budget deficit, while the best Federal Labor can manage, after a year of promises to the contrary, is a Budget $20 billion in the red. These examples show we cannot be complacent.

However, the backdrop makes even more remarkable the positive economic signs emerging in New South Wales. The Budget revises economic growth in 2012-13 up by one half of a percentage point, to 2.5 per cent. Employment growth has been revised up by three-quarters of a percentage point to 1.5 per cent. After lagging well behind the pack for a decade, New South Wales has moved back towards the lead. We have the highest jobs increase and, in the year to March, State demand grew faster than any state except Queensland.

This Government has invested in the key drivers of economic growth: jobs, housing and infrastructure. The success of this approach is most evident in the jobs growth experienced in New South Wales since the March 2011 election.

Over this period, New South Wales has registered the strongest employment increase of any state in the nation. We promised 100,000 new jobs in our first term, but total employment has increased by 128,900 in just two years.

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Housing is also on the rebound: in the April quarter, private building approvals were 26.5 per cent higher than a year ago and 14.1 per cent above the decade average. We are boosting the supply of new housing in the State and thereby delivering much-needed growth to one of the key drivers of the State’s economy.

Budget result

Madam Speaker

The revised Budget result for 2012-13 is a deficit of $374 million, compared with an estimate of $824 million in last year’s Budget and $776 million in the Half-Yearly Review.

As foreshadowed in the Budget last year, a new accounting standard for reporting superannuation asset earnings is taking effect this year. The impact of the revised standard is a $1.6 billion negative adjustment to the operating result in 2013-14, and a further $3.5 billion across the remaining three years of the forward estimates.

It should be noted that the underlying fiscal position of the State has not changed – we still have the same assets, the same revenues and the same expenses – and the cash position and the debt position are unaffected by this change.

On a traditional or like-for-like basis, the estimated Budget result for 2013-14 is a smaller deficit of $329 million, $94 million less than was forecast in the Half-Yearly Review. The Budget is expected to reach a surplus position in 2014-15.

This is a significant result in the economic context I have described and a sure sign our policy settings are working to secure the future of New South Wales. Even after the changes to the way interest on superannuation assets is recorded, we are shrinking deficits and moving towards growing surpluses. And the Budget outcome is even more remarkable given the revenue story. Compared with the estimates a year ago, excluding policy decisions, revenues across 2012-13 and 2013-14 are down by almost $700 million.

Over the four years to 2015-16, since the Half-Yearly Review, royalties, taxes and duties are down by almost $2.5 billion, while the weaker GST pool reduces revenues by around $850 million.

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In these circumstances, the Government has managed to protect the Budget by a simple expedient followed by families across New South Wales: controlling expenses and living within its means. Every year since 2011 the Budget has delivered a significant turnaround in the face of falling revenue projections: $5.2 billion in 2011-12, almost $5 billion in 2012-13, and $700 million this year.

This financial year, for the third year running, expenses are expected to come in lower than estimated. This is something that did not occur once during the previous 15 years.

Balance sheet

Madam Speaker

In a context of economic challenges, the Government’s fiscal policy has also focussed on management of the State’s balance sheet. By recycling assets that are not part of core public service delivery, we have created a capacity to invest in new infrastructure, without pushing debt to levels that would trigger a rating downgrade. This strategy also brings in new partners, fresh expertise and additional capital for existing assets, at no expense to taxpayers.

The $5 billion received less than three weeks ago from the long-term lease of Port Botany and Port Kembla was a landmark event in the fiscal strategy of the Government. It showed how, as Liberals & Nationals, we understand the way the private sector and financial markets operate.

The transaction showed what can be achieved when the right asset is marketed at the right time, with the right process. That process was marked by transparency and competitiveness, with the price achieved exceeding all comparable benchmarks.

As a result of our expense control and balance sheet management, even as we invest record amounts in this Budget on infrastructure, net debt in the general government sector will actually decline. Net debt in June next year will be $15.7 billion, about $4.8 billion less than predicted in last year’s Budget. Indeed, net debt in 2017 will now be lower than last year’s estimate for 2014.

New South Wales families can feel more secure knowing that, with debt levels surging in just about every country around the world, we here have reduced debt through our balance sheet strategy and expense control.

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Newcastle

We continue this strategy in this Budget. Today I can announce the Government intends to proceed to a long-term lease of the Port of Newcastle, the largest coal port in the world, subject to a scoping study. The success of Port Botany and Port Kembla dictates that we act now.

The big winner will be Newcastle itself. Should the transaction be successful, $340 million of the proceeds will go towards the revitalisation of Newcastle.

This will be more than a revitalisation: it will be the reinvention of Newcastle as a modern city. The removal of the railway line between Wickham and Newcastle, as previously announced, will renew Hunter Street and return the city’s harbour to the embrace of its people. Today I can announce the heavy rail service will be replaced by light rail. Subject to the completion of a business case, this will form the beginning of a light rail service linking the Newcastle CBD with surrounding suburbs.

In the 30-year period of the opening up of the Australian economy to international competition, perhaps no other city has been asked to make more painful adjustments than Newcastle. Today, Newcastle’s time has come.

Infrastructure

Madam Speaker

Over the four years to 2016-17, the infrastructure program will total $59.7 billion. We are reducing spending in the electricity sector to assist in putting downward pressure on electricity prices, but we are increasing our spend in the general government sector, ploughing money into roads, public transport, hospitals and schools. State funding over the next four years averages $9 billion, an increase of 39 per cent over the four years to 2012-13.

An enormous part of this effort is devoted to public transport: rail grants for infrastructure over the forward estimates are almost $10 billion. The Budget shows we are delivering the largest rail project currently underway in Australia. I can confirm the overall cost of the North West Rail Link is expected to be $8.3 billion, with trains running in 2019.

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The Government has embraced INSW’s key recommendation, the 33 kilometre WestConnex project. The recent Ports transaction has secured the funding. The Government has committed $1.8 billion across the forward estimates, including more than $100 million in 2013-14 to the WestConnex project.

The business case is currently being finalised.

In Opposition, we said we would establish a $5 billion infrastructure fund. At just over the halfway mark of our term, the balance in Restart NSW is $4.7 billion. Restart is the means by which WestConnex will simultaneously fix two of the “missing links” in Sydney’s road system; it will ease congestion, improve travel times and boost productivity.

A private sector plan to address another notorious missing link, between the F3 and the M2, has progressed to Stage 3 under the Government’s unsolicited proposals assessment process. The Budget funds the Stage 3 assessment and reserves in Restart NSW a contribution of up to $400 million. If this proposal is able to proceed, it will deliver a continuous motorway between the Central Coast and Hunter and Western and South Western Sydney.

Services

Madam Speaker

The savings and expense controls we have initiated have given us the capacity to prioritise and deliver enhanced services and infrastructure for the community. This Budget continues to cement the three pillars on which its two predecessors have been built: improving services, delivering infrastructure, and protecting the vulnerable.

Health

In a $17.9 billion Health budget for 2013-14, we are delivering:

•	$220 million for increased activity, including 69,000 extra emergency department attendances

•	upgrades to health facilities across the State worth $1.2 billion, these include capital works at Campbelltown, at Hornsby, at St George Hospital, at Royal North Shore and at the Northern Beaches.

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Transport

The Budget provides a major boost to transport:

•	$4.1 billion over four years for the North West Rail Link, with tunnel boring machines due to be in the ground next year

•	$900 million this year for new Waratah trains and $142 million this year for light rail

•	funding for roads infrastructure upgrades needed to support a growing Central Coast, including construction to upgrade Wyong Road and the Central Coast Highway at West Gosford.

Police, Law and Order

Sustainable finances mean safer communities:

•	the allocation for NSW Police in the Budget is a record $3.4 billion, and includes funding to increase police numbers by a further 489 officers by 2015

•	there is over $120 million for the construction of new courts and upgrades of existing court facilities

Education

Education spending in 2013-14 is budgeted at $14 billion, an increase of more than half a billion dollars on 2012-13:

•	we have an ambitious education reform agenda and have made tough decisions in order to release an additional $1.76 billion over the next six years

•

under the National Education Reform Agreement, the Commonwealth will provide an additional $3.3 billion to support the reforms: we will always cooperate with the Federal Government to produce better outcomes for our students

•	capital spending of $530 million in the coming year will allow us to get on with delivering five new public schools on the Lower North Shore, at Spring Farm, The Ponds, Strathfield and Crows Nest

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Supporting the Vulnerable

Secure finances also allow us to support the vulnerable.

The Ageing, Disability and Home Care allocation of $2.82 billion includes $440 million to deliver the third year of Stronger Together 2, the Government’s $2 billion growth funding program for disability services.

Nothing in the Budget brings me more pride than to confirm there is an allocation of $585 million for the launch of the National Disability Insurance Scheme in the Hunter Valley.

We were the first to sign on to the NDIS; by reining back expenses, we have been able to secure the future for those whose futures have challenges few of us will ever have to face.

The Government is also improving services for vulnerable young people through Social Benefit Bonds, a pioneering new mechanism for engaging the private sector and private investment in positive social outcomes. Social Benefit Bonds capture who we are as Liberals & Nationals. Of course we understand the Government must deliver key services such as health, education and public safety. But in many areas we believe our best role is as enablers – creating the conditions for the private sector or non-government organisations to do what they do best.

Regional New South Wales

The Budget also delivers for rural and regional New South Wales:

•	over four years, there is $4.4 billion for the Pacific Highway and $735 million for the Princes Highway

•	of the $1.2 billion health capital works upgrades, almost a third will be spent on health facilities in the regions – in Bega, in Kempsey, in Wollongong, in Port Macquarie, in Dubbo, in Lismore

•	Restart NSW is funding $120 million for the Resources for Regions program to deliver infrastructure for communities affected by mining activity

•	the fund is also providing a $135 million contribution over four years towards Bridges for the Bush, a program for replacing and upgrading 17 bridges in regional New South Wales.

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Savings and revenue measures

Madam Speaker

This is a reforming Government. For the past two years, we have led the nation on reform and innovation, whether it’s franchising ferry services, placing WorkCover and police death and disability insurance on a sustainable footing, delivering Social Benefit Bonds, restructuring Sydney’s rail network, returning local decisions to local schools, or reforming the planning system.

We have reformed and we will continue to reform.

By creating a single corporate structure for the three State-owned electricity distributors, we have saved $600 million in operating expenses and $1.9 billion in capital spending – savings that can be passed on to families by placing downward pressure on power bills.

We have been more efficient as a Government. We said we would have fewer staff in head offices, and more on the front line; now it is happening. Latest figures show the first contraction in the overall footprint of the New South Wales public sector since reliable figures began in 2002, but at the same time we have hired 4,000 nurses, 500 school teachers and 370 police officers. Annual employee expense growth has fallen from 6 per cent to under 3 per cent.

But more needs to be done to free up Government resources so they can be used to best effect.

Today I confirm an extension of the efficiency dividend that will yield savings of $250 million in 2015-16 and $500 million in 2016-17. Our efficiency dividend, labour expense cap and other measures will save New South Wales taxpayers almost $19 billion in the six years to 2016-17. We have delivered savings in the past two years and we will continue to deliver them in future years.

But this Budget is not just about government. While businesses struggle to regain confidence, we need to reform and improve the conditions in which NSW businesses operate. Every business I visit, every business chamber I meet across the State, testifies to the ongoing challenges in the small business sector.

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This Government has acted to support small businesses because we know small business is the lifeblood of our economy. This is in the DNA of the Liberals & Nationals.

We have appointed the State’s first Small Business Commissioner, reduced workers’ compensation premiums and delivered payroll tax rebates through our Jobs Action Plan. But we know that there is more to do and more reform to undertake.

I turn finally to our latest policy initiatives to promote growth and jobs by supporting those who drive our economy.

Today I announce we are raising the payroll tax threshold from $689,000 to $750,000, while removing indexation. This measure means around 1300 businesses that were previously liable for payroll tax will not pay a cent of payroll tax next year, while all businesses that continue to pay the tax will be more than $3,000 better off. In the longer term, the removal of indexation will broaden the base of payroll tax and make it more efficient; over the next three years, it will provide businesses with the relief they are looking for.

But we believe we can do even more to boost employment in the State. Our Jobs Action Plan payroll tax rebate has been a key plank of the policies that have produced the strongest jobs growth in the nation. Today I announce we are extending the policy for an extra two years, until June 2015, and increasing the rebate from $4,000 to $5,000 for each new job. Business needs the support of government so that it, rather than government, can build the economy.

With the measures announced today, we want to help business to employ, employ and employ more. As Liberals & Nationals, we want New South Wales to be the best place for business in the nation.

But the housing sector, so critical to our economy, also requires assistance. In the Building the State package, announced in the Budget last year, the Government recognised the need to boost housing supply.

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I’m pleased to announce an extension of this successful program. This year, the $15,000 First Home Owner’s Grant has been extended by two years. And in 2013-14, more than $300 million will be used to provide priority infrastructure. This includes infrastructure to release new employment lands through the construction of Old Wallgrove Road, as well as 11 critical projects to accelerate the delivery of an additional 42,900 housing lots.

Over the past two Budgets, the Government has funded infrastructure for nearly 120,000 new homes.

Conclusion

Madam Speaker

This Budget marks a pivotal moment in the first term of the O’Farrell Government.

The tough decisions we’ve made now provide a foundation for future growth and prosperity.

The Budget is a snapshot of who we are as a government.

It shows how we are different from our predecessors.

It shows what can be achieved when a government acts in the interests of the community, free of external control and internal disunity.

We are doing the hard yards, undertaking the critical reforms, facing up to the tough decisions.

We are taking control of our finances, not at some indeterminate point in the future, but now. Our achievements are already evident.

We are not leaving the challenges to the next government or the next generation.

We are advancing along the road of renewing our balance sheet, recycling mature assets so that we can invest in new ones.

We are reshaping our global city, reinventing our second city and rebuilding the regions.

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The Budget demonstrates conclusively that this Government’s commitment to repairing the State’s broken infrastructure is not about words – it’s about actions.

The tough decisions we have made are beginning to bear fruit.

Now we will accelerate the delivery of improved services and infrastructure, while protecting the vulnerable.

This is our commitment to the people of New South Wales.

Two years ago, the challenges were enormous.

But today we can say the Government of New South Wales, and the people of New South Wales, have risen to meet them.

The people of New South Wales can look forward with enthusiasm and optimism.

This Budget secures the future of New South Wales.

I commend the Bills to the House.

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